BD

02018020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2002 WASH., D.C. 354 SECTION

SEC FILE NUMBER
8-53097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macquarie Capital Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 S. LaSalle Street, 4th Floor
(No. and Street)

Chicago,	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald E. Suter (312) 499-8580
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen, LLP
(Name — *if individual, state last, first, middle name*)

33 West Monroe St.,	Chicago,	Illinois	60603-5385
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/13

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Donald E. Suter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________________________________, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Principal
Title

Kimberli K Lippiatt
Notary Public

OFFICIAL SEAL
KIMBERLI K LIPPIATT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACQUARIE CAPITAL PARTNERS LLC
And Subsidiary

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

Together with Auditors' Report

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Macquarie Capital Partners LLC:

We have audited the accompanying consolidated statement of financial condition of Macquarie Capital Partners LLC and subsidiary as of December 31, 2001 and the related consolidated statements of operations, partners' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedules referred to below based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Macquarie Capital Partners LLC and subsidiary as of December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
February 25, 2002

Macquarie Capital Partners LLC
and Subsidiary

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of December 31, 2001

ASSETS

Cash and cash equivalents	$	7,062,303
Accounts receivable		205,913
Notes receivable from employees		104,802
Investments at market		1,492,578
Equipment, net		214,551
Other assets		145,393
Total assets	$	9,225,540

LIABILITIES AND PARTNERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	3,693,235
Deferred compensation payable		1,492,578
Total liabilities		5,185,813
Partners' equity:		
Class A Units	$	3,865,446
Class B Units		378,141
Class C Units		(184,027)
Accumulated other comprehensive income (loss)		(19,833)
Total partners' equity		4,039,727
Total liabilities and partners' equity	$	9,225,540

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie Capital Partners LLC
and Subsidiary

CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2001

REVENUES:	
Placement agent fees and trading commissions	$ 10,039,239
12b-1 fees	344,218
Interest and other income	253,765
Total revenues	10,637,222
EXPENSES:	
Payroll and related costs	6,667,213
Professional fees	885,096
Occupancy costs	569,568
Office expenses	285,591
Marketing and presentation costs	211,837
Travel and entertainment	558,356
Industry databases and publications	100,805
Regulatory fees and expenses	53,786
Insurance expense	100,737
Recruitment and relocation	174,547
Restructuring costs	550,805
Sales and franchise taxes	53,981
Depreciation	145,729
12b-1 service reimbursement	344,218
Other expenses	249,929
Total expenses	10,952,198
Loss before formation costs and deferred compensation	(314,976)
Formation costs	(646,409)
Deferred compensation costs	(2,818,307)
Net loss	(3,779,692)
Other comprehensive income (loss):	
Foreign currency translation adjustments	(19,833)
Comprehensive income (loss)	$ (3,799,525)

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie Capital Partners LLC
and Subsidiary

CONSOLIDATED STATEMENT OF PARTNERS' EQUITY

Year Ended December 31, 2001

	Class A Units	Class B Units	Class C Units	Accumulated Comprehensive Income (loss)	Total Partners' Equity
Initial contributions	$ 2,000,000	$ 512,695	$ 9,480	$ —	$ 2,522,175
Capital Contributions	2,250,000	3,068,307	—	—	5,318,307
Net loss	(384,554)	(3,202,861)	(192,277)	—	(3,779,692)
Redemptions	—	—	(1,230)	—	(1,230)
Foreign currency translation adjustments	—	—	—	(19,833)	(19,833)
Balances at December 31, 2001	$ 3,865,446	$ 378,141	$(184,027)	$ (19,833)	$4,039,727

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie Capital Partners LLC
and Subsidiary

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

OPERATING ACTIVITIES:	
Net loss	$ (3,779,692)
Adjustments to reconcile net loss to cash flows provided by operating activities:	
Depreciation expense	145,729
Realized loss on dispositions of fixed assets	19,401
Formation costs	2,818,307
Increase in accounts payable and accrued expenses	3,693,235
Increase in other liabilities	1,492,578
Increase in notes receivable	(104,802)
Decrease in accounts receivable	73,774
Increase in other assets	(145,393)
Net cash flows provided by operating activities	4,213,137
INVESTING ACTIVITIES:	
Purchase of fixed assets	(146,673)
Investment in deferred compensation plan	(1,492,578)
Net cash flows used in investing activities	(1,639,251)
FINANCING ACTIVITIES:	
Proceeds from issuance of Class A units	4,250,000
Proceeds from issuance of Class B units	250,000
Proceeds from issuance of Class C units, net of redemptions	8,250
Net cash flows provided by financing activities	4,508,250
Net increase in cash and cash equivalents	7,082,136
Effect of foreign currency translations	(19,833)
Cash and cash equivalents, beginning of year	—
Cash and cash equivalents, end of year	$ 7,062,303
NON-CASH INVESTING AND FINANCING ACTIVITIES:	
Contribution of equity of Capital Markets Limited	$ 313,085
Contribution of fixed assets and accounts receivable	$ 199,610
Contribution of formation costs	$ 2,818,307

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(1) General Information and Summary of Significant Accounting Policies

On January 2, 2001, Security Capital Group Incorporated ("Security Capital") entered into a joint agreement with Macquarie Bank Limited ("Macquarie Bank") whereby a new entity, Macquarie Capital Partners LLC ("MCP"), succeeded to the business previously conducted by Security Capital Markets Group Incorporated ("Capital Markets").

Macquarie Bank contributed cash in exchange for 1,000 Class A Units, representing a 40 percent equity interest in MCP.

Security Capital contributed certain fixed assets and accounts receivable of Capital Markets to MCP, in addition to contributing its investment in Security Capital Markets Group Limited ("Markets Limited"), a wholly owned subsidiary of Security Capital in the United Kingdom ("UK"). Security Capital received 1,000 Class B Units and a 40 percent equity interest in MCP in exchange for its contribution. Markets Limited's name was subsequently changed to Macquarie Capital Partners Limited ("MCP Ltd.") and became a wholly-owned subsidiary of MCP.

Management members contributed cash in exchange for Class C Units and a 20 percent equity interest in MCP.

Macquarie Bank and Security Capital agreed to make additional cash contributions of $8,250,000 and $4,250,00, respectively. In 2001, additional cash of $2,250,000 was contributed by Macquarie Bank and $250,000 by Security Capital.

MCP and MCP Ltd. (collectively, the "Company") was formed for the purpose of providing global access to capital and providing investment banking services including acting as a placement agent for private and public offerings and providing financial advisory services. Additionally, MCP provides brokerage services by arranging trades of publicly traded securities. MCP is a registered broker-dealer in the United States and has offices in Chicago and New York. MCP Ltd. is a licensed securities dealer in the UK and maintains an office in London, UK.

MCP engages in trading publicly held securities, on which it receives commissions. MCP has an agreement with a third party broker-dealer who executes and clears the trades and forwards the commissions to MCP. MCP does not take a position in any securities and does not hold customers' securities at any time.

Principles of Financial Presentation

The accompanying consolidated financial statements include the results of the Company. All intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, the accompanying consolidated financial statements contain all adjustments necessary for fair presentation of the Company's consolidated financial statements for the period presented.

Notes to Consolidated Financial Statements-(Continued)

Cash and Cash Equivalents

The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

Equipment

Equipment is recorded at cost. Depreciation is computed on the straight-line method over the estimated useful life of the equipment (generally three to ten years).

Investment

The Company's investments represent a deferred compensation plan for management members. Investments are recorded at market value and consist of investments in mutual fund equity securities. Changes in the market values are recorded as other income with comparable changes to deferred compensation payable and deferred compensation expense.

Fees

Placement agent fees are recognized by the Company pursuant to the applicable placement agreement, generally upon the closing of the individual security issue for placement fees or upon completion of specified tasks. Block trading commissions are recorded upon execution of the trade.

Restricted Stock Units and Options

Certain employees received restricted stock units and options of Security Capital stock. Under generally accepted accounting principles, these amounts are marked to market and reported as deferred compensation expense over the vesting period with an offsetting capital contribution from Security Capital. In allocating MCP's net income, the amount attributable to this expense is allocated to Security Capital. This amounted to approximately $2,190,000 in 2001 and has been included in deferred compensation costs.

Formation Costs

MCP incurred start-up costs to form the Company in the amount of approximately $646,000. Security Capital and Macquarie Bank each paid $250,000 of the start-up costs on the Company's behalf.

Deferred Compensation

The Company has a deferred compensation plan for its management members represented by the Company's investments at market. Security Capital provided funds of $1.6 million to the Company for the deferred compensation plan which vests over 3 years. The vested amount is reported as deferred compensation expense with an offsetting capital contribution from Security Capital. In allocating MCP's net income, the amount attributable to this expense is allocated to Security Capital. This amounted to approximately $628,000 in 2001 and has been included in deferred compensation costs.

Other Comprehensive Income

Other comprehensive income for the Company consists of foreign currency translation adjustments, which have been recorded as a component of equity pursuant to Statement of Financial Accounting Standard No. 52. MCP Ltd. operations, whose functional currency is not the U.S. dollar, translates its financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the average exchange rate during the period. Gains and losses resulting from translation are included in accumulated other comprehensive income as a separate component of partners' equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

Security Capital

The following summarizes the services provided by Security Capital and its subsidiaries to the Company for the year ended December 31, 2001:

	MCP	MCP Ltd.	Total
Accounting, administrative and IT services	$ 459,860	$ 18,655	$ 478,515
Subleased office space	286,562	175,849	462,411
Other services	—	4,148	4,148
12b-1	344,218	—	344,218
	$ 1,090,640	198,652	$ 1,289,292

Expenses for accounting, administrative and IT services are included in professional fees. Expenses for subleased office space are included in occupancy expense. Expenses for other services are included in marketing and presentation. At December 31, 2001, the Company had an outstanding balance due to Security Capital and its subsidiaries of $116,376, which is included in accounts payable and accrued expenses.

The following summarizes the services provided by MCP to Security Capital, its subsidiaries and consolidated investees for the year ended December 31, 2001:

Placement agent fees	$3,602,701
12b-1	344,218
Other income	19,429
	$3,966,348

As the distributor of the affiliated mutual fund Security Capital Real Estate Mutual Funds Incorporated ("the Mutual Fund"), MCP receives 12b-1 fees of .25% of the average daily net assets of the Mutual Fund. The Mutual Fund's expenses that exceed their fee cap are paid by Security Capital Research and Management Incorporated ("SC-R&M"), an indirect wholly-owned subsidiary of Security Capital. MCP has agreed to transfer the fees received from the Mutual Fund to SC-R&M to partially offset SC-R&M's expenses. For the year ended December 31, 2001, the fee revenues received and reimbursed were $344,218.

Macquarie Bank

The following summarizes the services provided by Macquarie Bank and its subsidiaries to the Company for the year ended December 31, 2001:

	MCP	MCP Ltd.	Total
Accounting, administrative and IT services	$ —	$ 69,641	$ 69,641
Subleased office space	7,333	73,682	81,015
Other services	55,000	3,454	58,454
	$ 62,333	$ 146,777	$ 209,110

Accounting, administrative and IT services are included in professional fees. Expenses relating to subleased office space are included in occupancy expense, other services of $55,000 are included in professional fees and $3,454 are included in office expenses. At December 31, 2001 the Company had a balance due to Macquarie Bank of $209,110, which is included in accounts payable and accrued expenses.

During 2001, the Company received fee revenues of $359,946 from Macquarie Bank for placement agent services provided.

(3) Equipment

Equipment consisted of the following at December 31, 2001:

Computer equipment and software	$ 224,955
Office furniture and equipment	126,586
Accumulated depreciation	(136,990)
	$ 214,551

(4) Contingent Liability

The Company recorded a contingent liability provision of $150,000 in connection with a trade executed by the Company's clearing broker in December 2001. The Company is in discussion with the clearing broker regarding this matter and believes the provision to be adequate.

(5) Income Taxes

As a limited liability corporation, MCP is not subject to U.S. income taxes. Taxable earnings of MCP flow-through to the partners and are subject to income taxes at the individual level. MCP Ltd. is subject to UK corporate taxes calculated using the income tax rates in effect under existing legislation. Due to a current year operating loss, MCP Ltd. has a deferred tax asset that will be available to benefit taxable income in future years. A reserve allowance was established for the entire amount of the deferred tax asset.

(6) Reserve Requirements and Net Capital Requirements

MCP is exempt under Section k(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

MCP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2001, MCP was in compliance with all requirements as computed in Schedule I.

The following is a summary of certain financial information of the Company's consolidated subsidiary:

	Total Company	Effect of Consolidation of MCP Ltd.	MCP
Total assets	$ 9,225,540	$ 1,213,009	$ 8,012,531
Total liabilities	5,185,813	1,213,009	3,972,804
Total equity	4,039,727	—	4,039,727

The Company's investment in MCP Ltd. of $1,471,982 is not included as capital in computation of the Company's net capital under rule 15c3-1.

MCP Ltd. is subject to maintenance of adequate Financial Resource Requirements (FRR) as promulgated by the Financial Securities Authority (FSA) in the UK. MCP Ltd. was in compliance with its regulatory requirements at December 31, 2001.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001

Schedule I

Net capital:	
Total partners' equity	$ 4,039,727
Investment in subsidiary	(1,471,982)
Other non-allowable assets	(421,397)
Net capital before haircut	2,146,348
Haircut on securities	(92,104)
Net Capital	$ 2,054,244
Aggregate indebtedness (AI)	$ 2,480,227
Computation of basic net capital requirement:	
Minimum net capital required	$ 310,028
Excess net capital	$ 1,744,216
Excess (deficiency) net capital at 1,000% (net capital - 10% of AI)	$ 1,806,221

There are no material differences between the above computation and the computation included on a non-consolidated basis in the unaudited quarterly FOCUS Reports filed on Form x-17(a)-5, Part IIA.

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Macquarie Capital Partners LLC

In planning and performing our audit of the financial statements and supplemental schedules of Macquarie Capital Partners LLC Incorporated (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13, and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of an evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Chicago, Illinois
February 25, 2002